22004514

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FEB 25 2022

Washington, DC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70303

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Zatara Capital Securities LP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1801 Century Park East, 24th Floor
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Zolkin	310-780-8388	jzolkin@zataracapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ajsh & Co LLP
(Name – if individual, state last, first, and middle name)

A-94/8 Wazirpur Industrial Area, Main Ring Road	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeffrey Zolkin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Zatara Capital Securities LP, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title:
Managing Partner

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

On Feb 08, 2022 before me, Faramarz Bolandpour a Notary Public,
Date — Here Insert Name and Title of the Officer

personally appeared Jeffrey Scott Zolkin
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

FARAMARZ BOLANDPOUR
Notary Public - California
Los Angeles County
Commission # 2291124
My Comm. Expires Jun 2, 2023

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ____________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________

Document Date: ____________ Number of Pages: ____________

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Corporate Officer – Title(s): ____________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator
☐ Other: ____________
Signer is Representing: ____________

Signer's Name: ____________
☐ Corporate Officer – Title(s): ____________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator
☐ Other: ____________
Signer is Representing: ____________

ZATARA CAPITAL SECURITIES LP

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

ZATARA CAPITAL SECURITIES LP

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm .... Page 1

Statement of Financial Condition .... Page 3

Statement of Income.. Page 4

Statement of Changes in Members' Capital .... Page 5

Statement of Cash Flows .... Page 6

Notes to Financial Statements .... Page 7

Supplementary Information:

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities
and Exchange Commission ....Page 12

Schedule II:
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission ....Page 13

Report of the Independent Registered Public Accounting Firm on Exemption report......... Page 14

SEA 15c3-3 Exemption Report ....Page 15

Report of Independent Registered Public Accounting Firm on Applying Agreed
Upon Procedures..Page 16

SIPC 7

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
Zatara Capital Securities, LP

Opinion on the Financial statements

We have audited the accompanying statement of financial condition of Zatara Capital Securities, LP (the "Company") as of December 31, 2021, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
February 22, 2022

Zatara Capital Securities LP

Statement of Financial Condition

December 31, 2021

Assets		
Cash and cash equivalents	$	39,273
Prepaid expense		125
Total Assets	$	39,398
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	8,497
Total Liabilities		8,497
Member's Equity		30,901
Total Liabilities and Member's Equity	$	39,398

Zatara Capital Securities LP

Statement of Operations

For the Year Ended December 31, 2021

Revenue		
Investment banking fees	$	500,000
Other income		1,951
Total Revenue		501,951
Expenses		
Professional fees		14,370
Regulatory fees		12,830
Other expenses		7,555
Total Expenses		34,755
Net Income	$	467,196

Zatara Capital Securities LP

Statement of Changes in Member's Equity

For the Year Ended December 31, 2021

January 1, 2021	$	21,405
Contributions		12,300
Distributions		(470,000)
Net income		467,196
December 31, 2021	$	30,901

Zatara Capital Securities LP

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash Flows from Operating Activities		
Net income	$	467,196
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Prepaid expenses		80
Increase (decrease) in:		
Accounts payable and accrued expenses		2,547
Net Cash Provided by Operating Activities		469,823
Cash Flows from Financing Activities		
Contributions		12,300
Distributions		(470,000)
Net Cash Used in Financing Activities		(457,700)
Net Decrease in Cash and Cash Equivalents		12,123
Cash and cash equivalents at beginning of year		27,150
Cash and Cash Equivalents at End of Year	$	39,273

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business

Clear Capital Securities LP (the "Company") was formed as a California Limited Partnership on July 11, 2019, and its principal place of business is located in Los Angeles, California. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and obtained its Financial Industry Regulatory Authority ("FINRA") license in May, 2020. The Company is regulated by FINRA.

On December 31, 2020 Clear Capital Securities LP filed a Continuing Business Application (CMA) with FINRA to change the ownership by selling 100% of the Company's interest to new partners i.e. Zatara Capital Securities LP. On April 13, 2021 FINRA granted the CMA for the change of ownership filed by Clear Capital Securities LP.

On May 4, 2021, FINRA amended the Form BD to reflect the new ownership of Zatara Capital Securities LP by Zatara Capital LLC (98%), Jeffrey Zolkin (1%) and Jonathan Lee (1%). On November 1, 2021, Jonathan Lee executed an agreement to assign all of his interests in Zatara Capital LLC and Zatara Capital Securities LP to Jeffrey Zolkin.

On May 13, 2021 the Company filed Amendment certificate of Limited Partnership to change the name and ownership of Clear Capital Securities LP to Zatara Capital Securities LP.

The members of the Company are Zatara Capital LLC and Jeffrey Zolkin, who are collectively the managing members, as defined in the Company's operating agreement (the "Agreement"). In accordance with the Agreement, the Company will continue in existence until dissolved by its members.

The Company is engaged in business as a securities broker-dealer for private placements of securities as a placement agent and also provides investment and management advisory services to private companies.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3.

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2021 the company held a single cash account, and there were no cash equivalents.

Fair Value of Financial Instruments
The carrying amounts of financial instruments, including cash and cash equivalents, prepaid expenses, accounts payable approximate fair value because of their short-term maturities.

Income Taxes
The Company was formed as a California limited liability partnership and is taxed as a partnership under the Internal Revenue Code. In lieu of federal income taxes, the Company passes 100% of its taxable income and expenses to its partners.

Therefore, no provision or liability for federal taxes is included in the financial statements. The State of California has a similar treatment, although it also imposes a provision for a variable fee based on gross California receipts in excess of $500,000 i.e. $2,500 annual LLC fee and minimum franchise tax of $800.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the Company rather than the individual partners. Under the new process, the IRS will examine partnership items in a prior year under examination and any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The Company will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. The final regulations provide that partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements at and for the year ended December 31, 2021.

Accounts Receivable
Effective January 1, 2020, we adopted the provision of Accounting Standards Update 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. We record accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services, and we do not record any interest or penalties on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach.

We adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of our receivables. We write off accounts receivable, and the related allowance for doubtful accounts, when it becomes remote that payment for products or services will be received. The adoption of the standard did not have a material impact on the Company's Financial Statements.

NOTE 2 – MEMBERS' CAPITAL

The Company is a limited partnership company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest.

NOTE 3 – RISK CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalent deposits with high quality financial institutions in the United States of America. At times during the year, cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

NOTE 4 – RELATED PARTY TRANSACTIONS

Zatara Capital LLC, member, provides office space and pays most overhead expenses for the Company. In turn the Company pays a portion of those expenses via an expense sharing agreement. At December 31, 2021, $747 is owed to the member for the overhead expenses.

During the year, the Zatara Capital, LLC has made drawing of $470,000.

Clear Capital Holdings LP, member of Clear Capital Securities LP (CCS), provided office space and paid most overhead expenses for CCS till April 14, 2021. In turn CCS paid a portion of those expenses via an expense sharing agreement. CCS paid $1,400 to Clear Capital Holdings LP for the overhead expenses.

NOTE 5 – PROVISION FOR TAXES

The State of California requires limited liability partnerships to pay an annual $800 LLC tax plus a fee based on gross California revenue over $250,000. The accompanying financial statements include $3,300 LLC tax.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 8 to 1. The Rule also restricts the timing and amounts of capital withdrawals or distribution paid. At December 31, 2021, the Company had regulatory net capital of $30,776 which was $25,776 above the minimum requirement of $5,000.

NOTE 7 – ASU 2014-09 REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company has adopted ASU 2014-09, "Revenue from Contracts with Customers" using the full retrospective approach. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transactions price").

In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

ASU 2014-09 does not have any material impact on the Company's financial condition or results of operations.

NOTE 8 – RISK AND UNCERTAINTIES

The global pandemic caused by Covid-19 developed rapidly in 2020 and 2021 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advise. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

NOTE 9 – RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2021, various ASUs were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases to determine relevance to the Company's operations.

There were no new recent accounting pronouncements during the year ended December 31, 2021 that we believe would have a material impact on our financial position or results of operations.

NOTE 10– SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2022, the date the accompanying financial statements were issued.

SUPPLEMENTARY INFORMATION

Zatara Capital Securities LP
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2021

Net Capital		
Total member's equity	$	30,901
Less: Non-allowable assets		
Prepaid expenses		125
Total non-allowable assets		125
Net capital before haircuts		30,776
Less: haircuts		0
Net Capital	$	30,776
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $8,497 or $5,000, whichever is greater		5,000
Excess Net Capital	$	25,776

Reconciliation with Company's Net Capital Computation (Included in Part II of Amended Form X-17A5 as of December 31, 2021)

There were no material differences noted in the Company's net capital computation at December 31, 2021

ZATARA CAPITAL SECURITIES LP

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

For the year ended December 31, 2021, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the year ended December 31, 2021, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
Zatara Capital Securities, LP

We have reviewed management's statements, included in the accompanying Zatara Capital Securities, LP's Exemption Report, in which (1) Zatara Capital Securities, LP identified the following provisions of 17 C.F.R. under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 under footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff; and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co LLP

New Delhi, India
February 22, 2022

Zatara Capital Securities L.P.

SEA 15c3-3 EXEMPTION REPORT

11 February, 2022

Zatara Capital Securities L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption from paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to investment advisory and private placements and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Zatara Capital Securities L.P

By: Jeffrey Zolkin
Managing Partner